Exhibit 99.1

LI BANG INTERNATIONAL CORPORATION INC.

(Incorporated in the Cayman Islands with limited liability)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held at 09:30 a.m., Eastern Time, on Monday September 21, 2026

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of Li Bang International Corporation Inc. (the “Company”) will be held at the offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, at 09:30 a.m., Eastern Time, on Monday September 21, 2026, for the purpose of considering and voting upon the following proposals:

Proposal No. 1: By an ordinary resolution, to increase the authorized share capital of the Company from: USD $35,000 divided into 15,750,000 Class A ordinary shares with par value of USD $0.002 each share and 1,750,000 Class B ordinary shares with par value of USD $0.002 each share,

to: USD $7,000,000 divided into 3,150,000,000 Class A ordinary shares with par value of USD $0.002 each share and 350,000,000 Class B ordinary shares with par value of USD $0.002 each share,

by increasing the number of authorized Class A ordinary shares by 3,134,250,000, and the number of authorized Class B ordinary shares by 348,250,000 (the “Share Capital Increase”).

Proposal No. 2: By a special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), to approve the reduction of the par value of each authorized ordinary share of the Company (including all authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares) from USD $0.002 to USD $0.00001 and to authorize the board of directors of the Company (the “Board”) to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”), specifically through the following steps:

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of USD $0.002 par value each and Class B ordinary share of USD $0.002 par value each in the share capital of the Company be reduced to USD $0.00001 by cancelling USD $0.00199 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of USD $0.002 par value each and Class B ordinary shares of USD $0.002 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD $0.00001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorized but unissued Class A ordinary share of USD $0.002 par value each be subdivided into 200 Class A ordinary shares of USD $0.00001 par value each; and

ii.	each authorized but unissued Class B ordinary share of USD $0.002 par value each be subdivided into 200 Class B ordinary shares of USD $0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of USD $0.00001 par value each and unissued Class B ordinary shares of USD $0.00001 par value each that will result in the Company having authorized share capital of USD $35,000 divided into 3,150,000,000 Class A ordinary shares of par value of USD $0.00001 each and 350,000,000 Class B ordinary shares of par value of USD $0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD $35,000 divided into 3,150,000,000 Class A ordinary shares of par value of USD $0.00001 each and 350,000,000 Class B ordinary shares of par value of USD $0.00001 each.

Proposal No. 3: By a special resolution, and subject to and immediately following the Share Capital Increase and the Share Capital Reorganization being effected, to approve the adoption by the Company of an amended and restated memorandum of association (the “New MA”), substantially in the form set forth in Exhibit A in the Explanatory Statement of the Meeting, in substitution for, and to the entire exclusion of, the Company’s currently effective amended and restated memorandum of association adopted by a special resolution passed on April 30 2026, to reflect the Share Capital Increase and the Share Capital Reorganization.

Proposal No. 4: By a special resolution, subject to approval of the New MA and immediately following the completion of the filings of the New MA and further subject to all necessary governmental and regulatory consents, to approve:

a.	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company under the laws of BVI (the “Migration”); and

b.	the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI, substantially in the form attached hereto as Exhibit B (the “BVI MAA”), in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association.

Proposal No. 5: By an ordinary resolution, subject to approval of Proposal 4 (the Migration proposal), to approve the authorization of the Board and any director or officer and of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, signing (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director) including a statement of the Company’s assets and liabilities as required by the Companies Act ; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors;  (iii) a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act.

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Proposal No. 6: By an ordinary resolution, to approve to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the explanatory statement accompanying this notice. The explanatory statement is also available for viewing at https://www.transhare.com/libang.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are required to vote in accordance with the voting instruction (contained in the proxy statement accompanying this notice). The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on Wednesday, August 26, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

Holders of our shares as of the Record Date are cordially invited to attend the Meeting in person. Your vote is important. If you cannot attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Meeting to ensure your representation at such meeting.

By Order of the Board of Directors,

/s/ Feng HUANG
Feng HUANG
Chairman of the Board of Directors
Dated: September 2, 2026

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LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

EXPLANATORY STATEMENT

OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held at 09:30 a.m., Eastern Time, on Monday September 21, 2026

General

The board of directors (the “Board of Directors”) of Li Bang International Corporation Inc., a Cayman Islands exempted company (the “Company”), is soliciting proxies for the extraordinary general meeting of shareholders of the Company (the “Meeting” or the “EGM”) to be held at the offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, at 09:30 a.m., Eastern Time, on Monday September 21, 2026.

This Explanatory Statement of Extraordinary General Meeting of Shareholders (this “Statement”) can be accessed, free of charge, at https://www.transhare.com/libang on or around September 2, 2026, and will first be mailed to shareholders of record of the Company on or about September 4, 2026, and to beneficial owners of the Company’s Class A ordinary shares whose shares are held in street name on or about September 10, 2026.

Record Date and Quorum

Only shareholders of record at the close of business on Wednesday, August 26, 2026 (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, 621,418 Class A ordinary shares of par value $0.002 each (the “Class A Ordinary Shares”) and 89,008 Class B ordinary shares of par value $0.002 each (the “Class B Ordinary Shares”, and collectively with the Class A Ordinary Shares, the “Shares”) were issued and outstanding. The presence, in person or by proxy or through their authorized representative, of one or more shareholders holding at least one-third (1/3) of all of the Shares in issue and entitled to vote will constitute a quorum at the Meeting.

Voting and Solicitation

Each Class A Ordinary Share in issue as at the Record Date is entitled to one (1) vote and each Class B Ordinary Share in issue as at the Record Date is entitled to fifteen (15) votes. Each resolution put to the vote at the Meeting will be decided on a show of hands, unless the Board of Directors demands before the Meeting that voting shall be conducted by poll or a poll is, before, on or after the declaration of the result of the show of hands, demanded by (i) the chairman of the Meeting or (ii) one or more shareholder present in person or by proxy and holding Shares representing at least ten percent (10%) of all of the issued Shares giving a right to attend and vote at the Meeting.

Copies of solicitation materials will be furnished to all holders of Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Shares beneficially owned by others to forward to those beneficial owners.

Voting on the proposals and the submission of the form of proxy must comply with the instructions set out in the form of proxy.

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In order to be valid, your valid voting instructions and the proxy must be received not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof. TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy and enter your control number. TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com. TO VOTE BY FAX: Please fax the proxy card to 1.727.269.5616. TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

Approval of Proposals 1, 5 and 6 below requires the affirmative vote of a simple majority of the votes cast at the Meeting.

Approval of Proposals 2, 3, and 4 below requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Abstentions by holders of Shares will be counted for purposes of determining the number of Shares present at the Meeting, but will not be counted as votes for or against any proposal.

Revocability of Proxies

Any shareholder executing a proxy pursuant to this solicitation has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to its exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly executed Proxy Form bearing a later date, or

●	attending and voting in person at the Meeting.

Full Text of Resolutions

The full text of each resolution to be voted upon at the Meeting pursuant to Proposals 1 to 6 below is set forth in the Proxy Form accompanying this Proxy Statement.

PROPOSAL 1: SHARE CAPITAL INCREASE

Holders of Shares are asked to consider and approve a proposal to increase the authorized share capital of the Company from: USD $35,000 divided into 15,750,000 Class A ordinary shares with par value of USD $0.002 each share and 1,750,000 Class B ordinary shares with par value of USD $0.002 each share, to: USD $7,000,000 divided into 3,150,000,000 Class A ordinary shares with par value of USD $0.002 each share and 350,000,000 Class B ordinary shares with par value of USD $0.002 each share, by increasing the number of authorized Class A ordinary shares by 3,134,250,000, and the number of authorized Class B ordinary shares by 348,250,000 (the “Share Capital Increase”).

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The Share Capital Increase will become immediately effective upon approval by Holders of Shares.

Background and Reasons for the Share Capital Increase

The increase in the authorized number of Class A ordinary shares and Class B ordinary shares is intended to provide the Company with greater flexibility to issue additional shares in both classes in connection with future equity financings, strategic transactions and other corporate purposes.

Risks Related to the Share Capital Increase

The availability of additional authorized but unissued Class A ordinary shares and Class B ordinary shares could result in dilution if the Company issues additional shares in the future, including dilution of existing shareholders’ earnings per share, book value per share, economic interests and relative voting power. Because the Class B ordinary shares carry enhanced voting rights, the issuance of additional Class B ordinary shares could result in greater voting dilution and a concentration of voting power. The Company may issue additional shares for capital raising, strategic transactions or other corporate purposes, which, although potentially dilutive, may potentially strengthen the Company’s financial position or facilitate its growth.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR”

THE SHARE CAPITAL INCREASE.

PROPOSAL 2: SHARE CAPITAL REORGANIZATION THROUGH WHICH THE PAR VALUE OF THE COMPANY’S ORDINARY SHARES IS REDUCED TO $0.00001 PER SHARE

Holders of Shares are asked to consider and, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), approve a proposal for the reduction of the par value of each authorized ordinary share of the Company (including all authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares) from USD $0.002 to USD $0.00001 and to authorize the board of directors of the Company (the “Board”) to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”), specifically through the following steps:

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of USD $0.002 par value each and Class B ordinary share of USD $0.002 par value each in the share capital of the Company be reduced to USD $0.00001 by cancelling USD $0.00199 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of USD $0.002 par value each and Class B ordinary shares of USD $0.002 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD $0.00001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

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Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorized but unissued Class A ordinary share of USD $0.002 par value each be subdivided into 200 Class A ordinary shares of USD $0.00001 par value each; and

ii.	each authorized but unissued Class B ordinary share of USD $0.002 par value each be subdivided into 200 Class B ordinary shares of USD $0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of USD $0.00001 par value each and unissued Class B ordinary shares of USD $0.00001 par value each that will result in the Company having authorized share capital of USD $35,000 divided into 3,150,000,000 Class A ordinary shares of par value of USD $0.00001 each and 350,000,000 Class B ordinary shares of par value of USD $0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD $35,000 divided into 3,150,000,000 Class A ordinary shares of par value of USD $0.00001 each and 350,000,000 Class B ordinary shares of par value of USD $0.00001 each.

Background and Reasons for the Share Capital Reorganization

The Share Capital Reorganization constitutes a reduction of share capital under the Companies Act and therefore requires approval by special resolution and compliance with the applicable requirements of sections 14, 14A and 14B of the Companies Act.

The Share Capital Reorganization will apply equally to all issued and unissued Shares. It will not, by itself, change the number of ordinary shares authorized, issued or outstanding; result in the cancellation or consolidation of any ordinary shares; change any Holder’s proportionate ownership or voting power; change the rights, preferences or privileges attached to either class of Shares; or directly affect the market price of the Class A ordinary shares.

The Board believes that reducing the par value of the ordinary shares from US$0.002 to US$0.00001 per share is in the best interests of the Company and its shareholders because it will provide the Company with greater flexibility in managing its capital structure and pursuing future financing and other corporate transactions.

In reaching its decision, the Board considered, among other things, the historical par value of the Shares, including the historical share capital reduction and increases in the par value per share resulting from prior share consolidations; the historical and recent trading prices of the Class A Ordinary Shares; the relationship between the current par value and the market price of the Class A Ordinary Shares; the potential effect of future share consolidations on the par value per share; the Company’s potential need to raise additional capital through equity financings; the desirability of preserving flexibility for strategic transactions, acquisitions and other corporate purposes; and the restrictions under Cayman Islands law on issuing shares below their par value.

The current par value of US$0.002 per share reflects the cumulative effect of prior share consolidations and a prior share capital reduction. Under Cayman Islands law, a company generally may not issue shares for consideration having a value below the par value of those shares. Reducing the par value to US$0.00001 per share would provide greater flexibility for the Company to issue ordinary shares at prices determined by prevailing market conditions and to effect future share consolidations (particularly considering that a share consolidation generally increases the par value per share by the applicable consolidation ratio), subject to applicable Cayman Islands law, the Nasdaq Listing Rules, U.S. federal securities laws and any required corporate approvals. This flexibility may be important if the Board determines that a future share consolidation is appropriate, particularly for the purpose of seeking to maintain compliance with Nasdaq’s minimum bid-price requirement and improving the marketability of the Class A ordinary shares or addressing other business or market considerations. The Share Capital Reorganization would not itself authorize the issuance of any additional shares or effect any share consolidation, and any future issuance or share consolidation would remain subject to all applicable legal, regulatory and contractual requirements.

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Cayman Islands Statutory Requirements

The Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on January 1, 2026. Among other things, the Amendment Act permits a company limited by shares or by guarantee, if authorized by its articles of association, to reduce its share capital without court approval by passing a special resolution supported by a solvency statement in accordance with Section 14A of the Companies Act made by the directors no more than 30 days before the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.” As of the date hereof, the prescribed form of solvency statement has not been issued by the Cayman Islands Government or the Registrar of Companies of the Cayman Islands and, accordingly, the Company is not currently able to implement the Share Capital Reorganization under the New Share Capital Reduction Regime.

If the prescribed form becomes available and the directors are able to make the required solvency statement, the Company must, within 15 days after the special resolution is passed, deliver the solvency statement and a minute containing the required details of its reduced share capital to the Registrar for registration. The Share Capital Reorganization would become effective upon such registration. If the prescribed form is not available or the requirements of the New Share Capital Reduction Regime otherwise cannot be satisfied, the Company may seek confirmation of the Share Capital Reorganization from the Grand Court of the Cayman Islands pursuant to sections 14 and 15 of the Companies Act.

The Board considers it to be in the best interests of the Company to present the Share Capital Reorganization proposal to the shareholders of the Company at the Meeting to approve the Share Capital Reorganization so that the Company may proceed with the Share Capital Reorganization in the event that the form of the Solvency Statement is prescribed before the date of the Meeting.

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

Risks Associated with the Share Capital Reorganization

The Share Capital Reorganization may not achieve its intended purposes or become effective, even if approved by the Shareholders, because its effectiveness remains subject to compliance with the applicable requirements of Cayman Islands law, including the availability of the prescribed form of solvency statement, the Company’s directors’ ability to make the required solvency statement, the timely filing and registration of the required documents with the Registrar of Companies of the Cayman Islands or, if necessary, confirmation by the Grand Court of the Cayman Islands. In addition, although the reduced par value is intended to provide the Company with greater flexibility in managing its capital structure, the par value per share may increase again if the Company implements one or more future share consolidations, and the resulting par value could approach or exceed the market price of the Class A ordinary shares. The Share Capital Reorganization will not itself improve the Company’s financial condition, increase the market price of the Class A ordinary shares or ensure compliance with any applicable Nasdaq listing requirement.

Vote Required for Approval

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting.

The Share Capital Reorganization will become effective, subject to and immediately following the effectiveness of the Share Capital Increase under Proposal No. 1, upon approval by the shareholders and successful registration and issuance of a certificate of reduction of share capital by the Registrar of Companies of the Cayman Islands.

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THE BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR”

THE SHARE CAPITAL REORGANIZATION.

PROPOSAL 3: ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL INCREASE AND SHARE CAPITAL REORGANIZATION

Holders of Shares are asked to consider and, subject to and immediately following the Share Capital Increase and the Share Capital Reorganization being effected, approve a proposal to adopt by the Company of an amended and restated memorandum of association (the “New MA”), substantially in the form set forth in Exhibit A, in substitution for, and to the entire exclusion of, the Company’s currently effective amended and restated memorandum of association adopted by a special resolution passed on April 30 2026, to reflect the Share Capital Increase and the Share Capital Reorganization.

Vote Required for Approval

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting.

This proposal is conditional upon Proposal 1 (Share Capital Increase) and Proposal 2 (Share Capital Reorganization) above being passed at the Meeting. If this proposal is approved but Proposal 1 (Share Capital Increase) and/or Proposal 2 (Share Capital Reorganization) is not approved, this proposal shall have no effect.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR”

THE ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL INCREASE.

PROPOSAL 4: TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

Holders of Shares are asked to consider and, subject to approval of the New MA and immediately following the completion of the filings of the New MA and further subject to all necessary governmental and regulatory consents, approve:

a. the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company under the laws of BVI (the “Migration”); and

b. the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI, substantially in the form attached hereto as Exhibit B (the “BVI MAA”), in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association.

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Certain Differences in Corporate Law

If this proposal is approved, the Company may continue its jurisdiction of incorporation to the British Virgin Islands. The corporate laws of the British Virgin Islands differ from those of the Cayman Islands, and such differences may affect your rights as a shareholder. In particular, certain material differences between the corporate laws of the Cayman Islands and the British Virgin Islands are summarized in the table below.

Cayman Islands
Resolutions of members

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given or approval in writing by all of the members entitled to vote at a general meeting of the company.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

BVI
Resolutions of members

BVI law does not have the concept of “ordinary resolution” or “special resolution.” The memorandum and articles of association may make provisions for varying the level of the percentage of votes required to pass a resolution but otherwise any resolution of members requires the affirmative vote of a simple majority of the votes cast at a general meeting.

Where matters may have previously required the approval of a “special resolution” under Cayman Islands law, those same matters may only require a resolution of members or resolution of directors under the proposed BVI law compliant memorandum and articles of association. Such matters include, without limitation: a) a merger of the company, requiring resolution of members and resolution of directors; b) a division or combination of shares in the company, requiring approval by resolution of directors only; and c) amendment to the memorandum and articles of association of the company, can be made by resolution of directors only, save for certain amendments which requires resolution of members.

For further information, please refer to the full version of the BVI MAA, our proposed BVI law compliant memorandum and articles of association which are included as Exhibit B hereof.

Cayman Islands
Approval of Merger and Consolidation	Where the merger or consolidation is between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized and approved by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that certain requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in the jurisdiction in which the foreign company is existing; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
BVI
Approval of Merger of Consolidation

Under BVI laws, any merger or consolidation of the company and a plan of merger or consolidation will require approval by way of resolutions of the directors of the company and by a resolution of members. The requisite member approval threshold is typically a simple majority of votes cast by the members entitled to do so at the general meeting, unless a higher threshold is specified in the company’s memorandum and articles of association.

Where the merger or consolidation involves a foreign company, the BVI company must comply with the merger or consolidation requirements under the BVI Business Companies Act (No. 16 of 2004) (as amended from time to time) (the “BVI Act”), while the foreign company must comply with the laws of its jurisdiction of incorporation, and the merger or consolidation must be permitted by the laws of that foreign jurisdiction. If the surviving company or consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, additional BVI filings are required.

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Cayman Islands
Dissenters Rights

The Companies Act provides that a shareholder of a constituent company of a merger or consolidation is entitled to a payment of the fair value of his shares upon his dissenting to the merger or consolidation provided that the prescribed procedures are followed. In essence, the procedures are set out as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement is approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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BVI
Dissenters Rights

The BVI Act provides that any member of the company is entitled to payment of the fair value of his shares upon dissenting from a merger, if the company is a constituent company, unless the company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the company did not give notice of the meeting of members in accordance with the BVI Act, or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately (i) following the date on which the notice is given by the company as above or (ii) in the case of a merger between a parent and subsidiary, following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the company a written notice of his decision to elect to dissent, stating:

	a.	his name and address;

	b.	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the company); and

	c.	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the merger is illegal.

The surviving company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later. If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

a.	the company and the dissenter shall each designate an appraiser;

b.	the two designated appraisers together shall designate an appraiser;

c.	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenter for all purposes; and

d.	the company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares.

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Cayman Islands
Taxation	We are a Cayman Islands company incorporated on July 8, 2021 as an exempted company with limited liability. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.
BVI
Taxation

There is no withholding tax, capital gains tax, capital transfer tax, estate duty, inheritance tax, succession tax or gift tax in the British Virgin Islands and any dividends, interest, rents, royalties, compensations and other amounts paid by the Company are exempt from any taxation in the British Virgin Islands imposed under the British Virgin Islands Income Tax Act (Cap 206) (as amended from time to time).

Vote Required for Approval

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting.

The transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands will become effective upon the completion of the registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands and the deregistration of the Company in the Cayman Islands.

Upon the effectiveness of the transfer by way of continuation, the Company will continue as the same legal entity, and the transfer will not create a new legal entity or affect the identity or continuity of the Company. The Company will thereafter be governed by the laws of the British Virgin Islands and the memorandum and articles of association adopted in connection with the continuation.

If this proposal is approved, the Company will make all applications and filings and take all other actions necessary or desirable to effect the deregistration of the Company in the Cayman Islands and its continuation into the British Virgin Islands. The Company cannot currently predict when the transfer by way of continuation will be completed.

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THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

PROPOSAL 5: AUTHORIZATION OF ACTIONS NECESSARY OR DESIRABLE TO EFFECT THE MIGRATION

Holders of Shares are asked to consider and, subject to approval of Proposal 4 (the Migration proposal), approve the authorization of the Board and any director or officer and of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, signing (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act ; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR”

THE AUTHORIZATION OF ACTIONS NECESSARY OR DESIRABLE TO EFFECT THE MIGRATION.

PROPOSAL 6: THE ADJOURNMENT

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals 1 to 5 in this proxy statement.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT OF THE MEETING

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Feng HUANG
Feng HUANG
Chairman of the Board of Directors
Dated: September 2, 2026

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EXHIBIT A

Amended and Restated Memorandum of Association in Proposal No. 3

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THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Li Bang International Corporation Inc.

(adopted pursuant to Special Resolutions of the Company passed on September 21, 2026)

1	NAME

The name of the Company is Li Bang International Corporation Inc.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The authorised share capital of the Company is USD $35,000 divided into 3,150,000,000 Class A ordinary shares of par value of USD $0.00001 each and 350,000,000 Class B ordinary shares of par value of USD $0.00001 each.

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

7	CONTINUATION

The Company may exercise the powers contained in the Companies Act to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

10	FINANCIAL YEAR

The financial year end of the Company is 30 June or such other date as the Directors may from time to time decide.

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EXHIBIT B

BVI MAA in Proposal No. 4

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Territory of the British Virgin Islands

THE BVI Business Companies Act 2004

Memorandum of Association

and

Articles of Association

of

Li Bang International Corporation Inc.

Incorporated on 8 July 2021 in the Cayman Islands and continued as a British

Virgin Islands Business Company on [Date] 2026

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Territory of the British Virgin Islands

THE BVI Business Companies Act 2004

Memorandum OF ASSOCIATION

OF

Li Bang International Corporation Inc.

A Company limited by shares

Definitions And Interpretation

In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act: the BVI Business Companies Act (No 16 of 2004) and includes the regulations made under the Act, as amended from time to time;

Articles: the Articles of Association of the Company;

Chairman of the Board: has the meaning specified in Regulation 12;

Class A Ordinary Shares: the class A ordinary shares of no par value in the Company, having the rights set out in this Memorandum and the Articles;

Class B Ordinary Shares: the class B ordinary shares of no par value in the Company, having the rights set out in this Memorandum and the Articles;

Designated Stock Exchange: any stock exchange in the United States of America on which any Shares are listed for trading;

Distribution: in relation to a distribution by the Company to a Shareholder, means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

Listing Rules: the applicable SEC marketplace rules which apply to the Company for so long as the Company has a class of Shares listed on a Designed Stock Exchange, such rules as amended or replaced from time to time;

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Eligible Person: individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Memorandum: this Memorandum of Association of the Company;

Registrar: the Registrar of Corporate Affairs appointed under Section 229 of the Act;

Resolution of Directors: either:

a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Shareholders: either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

a resolution consented to in writing by the holders of a majority of the votes of Shares entitled to vote thereon;

Seal: any seal which has been duly adopted as the common seal of the Company;

SEC: the U.S. Securities and Exchange Commission;

Securities: Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

Share: a share issued or to be issued by the Company;

Shareholder: an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

Treasury Share: a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

Written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means: including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

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In the Memorandum and the Articles, unless the context otherwise requires a reference to:

a Regulation is a reference to a regulation of the Articles;

a Clause is a reference to a clause of the Memorandum;

voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

the singular includes the plural and vice versa.

Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

Name

The name of the Company is Li Bang International Corporation Inc.

Status

The Company is a company limited by shares.

Registered Office And Registered Agent

The registered office of the Company is at Ascentium (BVI) Ltd, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands, the office of the registered agent.

The registered agent of the Company is Ascentium (BVI) Ltd.

The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

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Capacity And Powers

Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

for the purposes of Sub-Clause 5.1(a), full rights, powers and privileges.

For the purposes of Section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

Number And Classes Of Shares

The Company is authorised to issue an unlimited number of Shares designated as follows:

an unlimited number of Class A Shares; and

an unlimited number of Class B Shares, or any combination of the above classes of Shares.

The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

Designations, Powers, Preferences, Etc. Of Shares

Each Class A Ordinary Share confers upon the holder:

the right to one (1) vote at a meeting of the Shareholders or on any Resolution of Shareholders;

the right to an equal share in any dividend paid by the Company; and

the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Each Class B Ordinary Share confers upon the holder:

the right to fifteen (15) votes at a meeting of the Shareholders or on any Resolution of Shareholders;

the right to an equal share in any dividend paid by the Company; and

the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

Conversion.

Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one for one basis at the option of the holder of such Class B Ordinary Shares, provided that the applicable conversion ratio for Class B Ordinary Shares shall be adjusted to account for (x) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue, and (y) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue.

(iii) References in Clause 5.2(b) to “conversion”, “convertible” or similar terms shall mean the compulsory redemption without notice of the relevant Class B Ordinary Shares of and, on behalf of the holder thereof, the automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted at a price per Class B Ordinary Share necessary to give effect to a conversion calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion will be issued at par.

Variation Of Rights

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than fifty percent of the issued Shares in that class.

Rights Not Varied By The Issue Of Shares Pari Passu

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Registered Shares

The Company shall issue registered shares only.

The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

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Transfer Of Shares

The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

Amendment Of Memorandum And Articles

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or Articles;

in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

to Clauses 7, 8 or 9 or this Clause 12.

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Territory of the British Virgin Islands

THE BVI Business Companies Act 2004

ARTICLES OF ASSOCIATION

OF

Li Bang International Corporation Inc.

A Company limited by shares

1.	Registered Shares

Every Shareholder is entitled, on request to a certificate signed by a director of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director or authorised person and the Seal may be facsimiles.

Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

Nothing in the Memorandum or these Articles shall require title to any Share to be evidenced by a share certificate to the extent the Act, the applicable Listing Rules, or any other laws, rules, procedures or other requirements applicable to shares listed on a Designated Stock Exchange permit otherwise.

Subject to and in accordance with the Act and the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), the directors, without further consultation with any Shareholder, may resolve that any class or series of shares in issue, or to be issued, from time to time, may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form.

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Shares

Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

No Shares may be issued for a consideration which is, in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

the amount to be credited for the issue of the Shares; and

that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

The Company shall keep a register (register of members) containing:

the names and addresses of the Eligible Persons who hold Shares;

the number of each class and series of Shares held by each Shareholder;

the date on which the name of each Shareholder was entered in the register of members; and

the date on which any Eligible Person ceased to be a Shareholder.

The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

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Redemption Of Shares And Treasury Shares

The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Sections 60 (Process for purchase, redemptions or other acquisitions of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 per cent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

Treasury Shares may be transferred of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

Mortgages And Charges Of Shares

Shareholders may mortgage or charge their Shares.

There shall be entered in the register of members at the written request of the Shareholder:

a statement that the Shares held by him are mortgaged or charged;

the name of the mortgagee or chargee; and

the date on which the particulars specified in Sub-Regulations 4.2(a) and 4.2(b) are entered in the register of members.

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Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

no transfer of any Share the subject of those particulars shall be effected;

the Company may not purchase, redeem or otherwise acquire any such Share; and

no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

Forfeiture

Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

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Transfer Of Shares

Shares not listed on a Designated Stock Exchange may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, or in any other form approved by the directors, which shall be sent to the Company at the office of its registered agent for registration.

Shares listed on a Designated Stock Exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), notwithstanding any other provision in the Memorandum or these Articles.

The transfer of a Share is effective when the name of the transferee is entered on the register of members.

If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

to accept such evidence of the transfer of Shares as they consider appropriate; and

that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

Meetings And Consents Of Shareholders

Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

Upon the written request of Shareholders entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

The director convening a meeting shall give not less than five days’ notice of a meeting of Shareholders to:

those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

the other directors.

The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

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A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[the Company]

[I/We] being a Shareholder of the above Company HEREBY APPOINT […………………………] of [……………………………] or failing him [………………………] of [……………………………] to be my/our proxy to vote for [me/us] at the meeting of Shareholders to be held on the [……] day of [    ], 20 [……] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [……] day of [……………………], 20 [……]

______________________________

Shareholder

The following applies where Shares are jointly owned:

if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

if two or more of the joint owners are present in person or by proxy they must vote as one.

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A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares or class or series of Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman.

The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

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Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

DIRECTORS

The first directors of the Company shall be appointed by the first registered agent within six months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors for such term as the Shareholders or directors determine.

No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

The minimum number of directors shall be one and the Company may by a Resolution of Shareholders impose a maximum or minimum number of directors required to hold office at any time and vary such limits from time to time.

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Each director holds office for the term, if any, fixed by the Resolution of Shareholders or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

A director may be removed from office,

by a Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy five per cent of the votes of the Shareholders entitled to vote.

by a Resolution of Directors passed at a meeting of directors called for the purposes of removing the director or for purposes including the removal of the director.

A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

The Company shall keep a register of directors containing:

the names and addresses of the persons who are directors of the Company;

the date on which each person whose name is entered in the register was appointed as a director of the Company;

the date on which each person named as a director ceased to be a director of the Company; and

such other information as may be prescribed by the Act.

The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

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The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

A director is not required to hold a Share as a qualification to office.

A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under Section 111 of the Act to be his alternate to:

exercise the appointing director’s powers; and

carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

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Powers Of Directors

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

The continuing directors may act notwithstanding any vacancy in their body.

The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to guarantee and/or secure indebtedness, liabilities or obligations whether of the Company or of any third party.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

Section 175 (Disposition of assets) of the Act does not apply to the Company.

Proceedings Of Directors

Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

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A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

A director shall be given not less than three days’ notice of meetings of directors, but a meeting of directors held without three days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

Unless the quorum is otherwise fixed by a Resolution of Directors, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than two directors, unless there is only one director in which case the quorum is one.

If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

Committees

The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

The directors have no power to delegate to a committee of directors any of the following powers:

to amend the Memorandum or the Articles;

to designate committees of directors;

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to delegate powers to a committee of directors;

to appoint or remove directors;

to appoint or remove an agent;

to approve a plan of merger, consolidation or arrangement;

to make a declaration of solvency or to approve a liquidation plan;

to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

Sub-Regulations 11.2(b) and 11.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

The Board of Directors shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three directors (or such larger minimum number as may be required from time to time by the Listing Rules of the Designated Stock Exchange). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be independent directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Listing Rules of the Designated Stock Exchange or otherwise required by applicable law.

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Officers And Agents

The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

The emoluments of all officers shall be fixed by Resolution of Directors.

The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Sub-Regulation 11.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him. For the purposes of this paragraph “agent” includes an attorney under a power of attorney.

Conflict Of Interests

A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

vote on a matter relating to the transaction;

attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

INDEMNIFICATION

Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

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The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

Records

The Company shall keep the following documents at the office of its registered agent:

the Memorandum and the Articles;

the register of members, or a copy of the register of members;

the register of directors, or a copy of the register of directors; and

copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous ten years.

If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

within 15 days of any change in either register, notify the registered agent in writing of the change; and

provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

minutes of meetings and Resolutions of Directors and committees of directors; and

an impression of the Seal, if any.

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Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001) as from time to time amended or re-enacted.

Register Of Charges

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

the date of creation of the charge;

a short description of the liability secured by the charge;

a short description of the property charged;

the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

unless the charge is a security to bearer, the name and address of the holder of the charge; and

details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

Distributions, Including Dividends

The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

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Distributions may be paid in money, Shares, or other property.

Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

No Distribution shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

Accounts And Audit

The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Directors.

The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

all the information and explanations required by the auditors have been obtained.

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The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

Notices

Subject to the laws of the British Virgin Islands and except as otherwise provided in these Articles, where any period of time is expressed as required for the giving of any notice or in any other case where some other action is required to be undertaken within or omitted from being taken during a specified period of time, the calculation of the requisite period of time will not include the day on which the notice is given (or deemed to be given) or the day on which the event giving rise to the need to take or omit action occurred, but shall include the day on which the period of time expires.

Notices shall be in writing and may be given by the Company to any Shareholder either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e mail address provided by such Shareholder). E-mail notices may be sent by e-mail text and/or by way of a document attached to an email in portable document format (PDF) or in Microsoft Word format and/or by any other method separately agreed between the Company and its shareholders.

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing a notice, and shall be deemed to have been received on the fifth day following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service it shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

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Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Shareholder in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members.

Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

Voluntary Winding Up And Dissolution

The Company may by a Resolution of Shareholders or subject to Section199(2) of the Act, by a Resolution of Directors appoint a voluntary liquidator.

Continuation

The Company may by Resolution of Shareholders or by a Resolution of Directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

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